

November 21, 2022

Jian Guo
Chief Financial Officer
Karat Packaging Inc.
6185 Kimball Avenue
Chino, CA 91708

> **Re: Karat Packaging Inc.**
> **Registration Statement on Form S-3**
> **Filed on November 15, 2022**
> **File No. 333-268397**

Dear Jian Guo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing